

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 29, 2008

Via U.S. Mail

Mr. Cady Johnson, President and Chief Executive Officer
Wave Uranium Holding
5348 Vegas Drive, Suite 228
Las Vegas, Nevada 89109

> **Re: Wave Uranium Holding**
> **Amendment No. 2 to Preliminary Schedule 14C**
> **Filed October 21, 2008**
> **File No. 0-52854**

Dear Mr. Johnson:

We have reviewed your response letter dated October 21, 2008, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement filed on Schedule 14C

Amendment to the Articles of Incorporation to Effect 300-to-1 Reverse Stock Split, page 2

1.   We note the statement, "the Company will issue approximately 222,222 to 370,370 New Shares of Common Stock (or securities convertible into 222,222 to 370,370 New Shares of Common Stock), based on the current market price of the Common Stock as adjusted for the reverse split, which would represent

approximately 47%-60% of the outstanding New Shares of Common Stock. Accordingly, in the event of such issuance, the interests of existing shareholders would be diluted by approximately 47-60%." Please clarify this statement. It appears that if the Company issues 222,222 to 370,370 New Shares of Common Stock in connection with equity financing of $300,000 to $500,000, it would effectively be issuing between 89% and 148% of the shares outstanding following the effectiveness of the reverse split (assuming full conversion if convertible securities are issued).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry